Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

June 2, 2017

Transcript of Newswire Call

June 2, 2017

00:00 Moderator

Ladies and gentlemen, welcome to the newswire call. May I now hand you over to Mr. Harry Roegner who will lead you through this conference, please go ahead sir.

00:08 Harry Roegner

Good morning to all of you and many thanks for joining at such an early hour. My name is Harry Roegner, the head of communications at Linde, with me are Mr. Steve Angel, Chairman and CEO of Praxair and Prof. Aldo Belloni, the CEO of Linde. You have surely seen our BCA signing announcement last night and we would like to give you the opportunity this morning to talk to the CEOs who negotiated the BCA and get quotes from them early in the day. We have exactly 15 minutes time, so I hand over to Steve and Aldo, Steve, would you like to begin, please.

00:44 Steve Angel

Thank you, Harry. I am pleased to be here in Munich with Dr. Aldo Belloni, someone I have known and respected for many years. This is an historic moment for both of our companies. 100 years ago we were one company before world events separated us, but today we are announcing our intent to reunite under the world recognized Linde brand. This merger has been a long time coming, perhaps longer than many of you might think. My predecessor at Praxair and his predecessor both made attempts at merging our two companies. So the strategic logic has been compelling for quite some time. What excites me about this merger is the unique opportunity to leverage the complementary strengths of both of our companies, which are considerable across a much larger global footprint, for example, Linde’s strength in engineering and technology and Praxair’s strength in operational excellence. We will enjoy strong positions in every major geography and end market, creating a diverse and well-balanced portfolio, resilient to any future macro-economic shocks. And we will increase our exposure to long-term macro growth trends, such as emerging markets, healthcare, clean energy and digitalization. With increased capabilities and an expanded footprint we can serve our global customers practically anywhere with innovative product offerings and broad in-market applications. The prospect of long-term sustainable growth also provides career development opportunities for our work associates and makes our combined company an attractive employer of choice. The combination is also compelling on the financial side. We expect to generate considerable value through 1.2 billion dollars of annual cost and capex synergies and efficiencies. This will ensure a strong balance sheet and robust cash flows, giving us flexibility to both reinvest in the business for growth and reward shareholders through distributions. While much of the focus will be on the next few years in terms of value creation, as well it should be, I am very excited about the prospects of creating value for all our stakeholders over the long term. In addition to a shared history, we have shared values: safety, integrity, environmental stewardship, community, diversity. These values give us a common purpose and provide a firm foundation formation from which to successfully combine our two companies. For example, we both believe that the most important thing we do is provide a safe workplace for all our employees and that commitment to safety extends to our customers and to all the communities in which we operate. In signing the business combination agreement we have taken an important first step towards realizing this once-in-a-lifetime merger opportunity. I am looking forward to having the talented teams, Praxair and Linde, work together on the integration planning phase as we take this important step and make it a reality. I would now like to hand back to Aldo who will give you an outlook on the next formal steps.

03:52 Dr. Aldo Belloni

Many thanks, Steve, good morning everybody. I would like to highlight a few central points of our BCA, before we go over to your questions. Our negotiations in the last few months were amicable, very constructive and always led by our belief that a combination of our two companies is driven by a very compelling business rationale. Together we will be stronger, we will be faster and we will form the world-class leader in our industry. This is good news for our customers and for our shareholders. We will be able to establish a stronger portfolio and thereby deliver better products and services for our clients. A combination of Linde and Praxair is also great news for our employees. The leader in our industry will always be able to provide better growth, better and safer jobs, more attractive career opportunities and a much more vibrant environment to work in. Linde is a company that was started in 1879 in Germany but entered the US market in 1907. That was the company that was many years ago Praxair’s predecessor. 100 years later we combine the two businesses again under the name Linde and thereby become a truly global company again. This is a very happy day for me as the BCA now opens the way for a merger of our companies. Eric?

05:31 Eric

Thank you Aldo, thank you Steve and Aldo. We have now five minutes time for your questions. Let us have your questions.

Q AND A SESSION

06:07 Oliver Sachu (Bloomberg)

Hi, good morning, thank you for taking my question. My question is to both of you: Can you talk about what areas you will be focusing on when the anti-trust regulators take a look in terms of divestments? I know that you maybe cannot go into specifics, but what areas are you going to start looking at now that those regulators are going to start looking at this deal? Thank you.

06:32 Steve Angel

Recognizing that the industrial gas business is a local business and there are regional players around the world that are quite strong, so what happens is that the regulatory authorities will look at this at a region by region basis and the US clearly will be the largest market that will be reviewed for divestitures and we will work through that process with the Federal Trade Commission. Obviously, Aldo’s and my objective is to minimize divestitures but we have looked at this very closely and we are very comfortable that the remedies that most likely will be required can be very manageable.

07:45 Harry Roegner

So it looks we do not have any more questions.

07:51 Georgina Prodhan (Reuters)

Good morning, I am sorry I am on a train and in a tunnel, I apologize if my question has already been asked. I just wanted to know, could you explain where the 1.2 billion dollars of synergies cost cuts in efficiencies will come from? In particular, why did you now raise the target from the 1 billion that you had originally announced? Thanks.

08:24 Aldo Belloni

Hi Georgina, this 1.2 billion which I mentioned are the total sum of cost and capex synergies and savings. And in this number are included what we call the in-flight programs which both Praxair and Linde have put in place. That is why you see a higher number now.

08:58 Roland Losch (DPA)

Good morning. Please which chief officer jobs will stay in Munich and who of Linde’s today’s chief officers will become chief officer of the new company and who will go to Danbury?

09:16 Steve Angel

Well, in the announcement that we sent out this morning or last night we said that certain corporate functions would be led from the Munich area, certain corporate functions would be led from the US. That will be a fairly balanced set of numbers when we look at the two locations; what will come out in the business combination agreement that you will all see is that the management committee will have three representatives from Linde and three representatives from Praxair. On the Linde side, Dr. Christian Bruch will be leading Linde Engineering out of the Munich area, Bernd Eulitz will be leading EMEA, Europe Mideast and Africa out of the Munich area. And of course Sanjiv Lamba who is located in Singapore will lead Asia Pacific. On the Praxair side Matt White will be the CFO and then there are two other positions, head of global functions and head of Americas that we have not named yet.

10:21 Jörn Poll (Reuters)

Hello, good morning. I have a question for Mr. Angel: Could you please tell us what is the value of the engineering division in your view? Is it rather an upside or rather a downside issue? Thank you.

10:40 Steve Angel

Let me just answer it this way: Linde Engineering is a best in class engineering company and it has an excellent reputation, it has for many, many years. At Praxair we have often lamented the fact that we do not have an upstream EPC company to help us pull through products like air separation plants, so we are really looking forward to bringing that capability into the new company and being able to utilize all those broad capabilities that Linde Engineering has and leverage them against a much greater foot print. And both Aldo and I have recognized for many years that you cannot be a leading industrial gas company unless you have a strong engineering and technology arm.

11:30 Moderator

Thank for your attendance, this call has been concluded.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight PLC (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.